UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AVERY DENNISON CORPORATION

207 Goode Avenue

Glendale, California  91203

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

FISCAL YEAR 2016 ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2016	10

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	11

Signatures	13

Exhibit:

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

Avery Dennison Corporation Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Avery Dennison Corporation Employee Savings Plan (the “Plan”) as of December 31, 2016 and December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2016 and schedule of assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of delinquent participant contributions and the schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  PricewaterhouseCoopers LLP

Los Angeles, California

June 14, 2017

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN
___________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In millions)	2016	2015
ASSETS
Investments, at fair value	$704.0	$663.9
Fully benefit-responsive investment contracts, at contract value	107.8	110.6
Receivables:
Notes receivable from participants	17.5	18.2
Other receivables	.6	1.1

Total assets	829.9	793.8

LIABILITIES
Other payables	.8	.3

Total liabilities	.8	.3

Net assets available for benefits	$829.1	$793.5

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN
___________________________

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	2016
Additions:
Investment income:
Interest income	$2.0
Dividend income	5.7
Net appreciation in fair value of investments	56.7
Net investment income	64.4

Interest on notes receivable from participants	.7

Contributions:
Participant contributions	30.8
Employer contributions (see Note 1)	20.0
Total contributions	50.8

Total additions	115.9

Deductions:
Benefits paid to participants	(80.0)
Administrative expenses	(.3)

Total deductions	(80.3)

Net increase in net assets available for benefits	35.6

Net assets available for benefits:
Beginning of year	793.5
End of year	$829.1

See Notes to Financial Statements

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

1.                     Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General

The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Employer Contributions

The Company contribution consists of an automatic contribution equal to 3% of an eligible employee’s eligible compensation regardless of his or her contributions to the Plan, and a matching contribution of 50% of the first 6% of eligible compensation that is contributed by an eligible employee each pay period.

An additional Plan feature provides an annual “true-up” Company contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received for the year is less than the maximum Company matching contribution, then the difference is deposited as a lump sum into the eligible participant’s account as soon as administratively feasible following the Plan year end.

Company contributions may be made in Company stock or cash, at the Company’s option. Cash contributions are invested according to participant elections on file. If contributions are made in the form of Company stock, the shares are automatically exchanged for cash, with the proceeds thereafter invested according to participant elections on file.

Participant Contributions

Eligible employees are automatically enrolled in the Plan with a 6% pre-tax contribution rate after 30 days of employment, unless the employee affirmatively elects not to participate. Participants direct the investment of their contributions into available investment options offered under the Plan. If a participant does not make an investment election for his or her contributions, the contributions are invested in the qualified default investment alternative under the Plan.

All participants can contribute any whole percentage (up to 100% less payroll deductions) of their eligible earnings as pre-tax contributions and between 1%- 25% of their eligible earnings as after-tax contributions, in each case subject to applicable Internal Revenue Service (“IRS”) contribution limits. Participants can make one election that covers their regular pre-tax contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, participant contributions will default to their pre-tax contribution election on file. A pre-tax contribution election automatically switches to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches his or her IRS annual pre-tax contribution limit during a calendar year, which remains in effect for the remainder of the year. Participants have the opportunity to “opt out” of the automatic spillover feature and stop their participant contributions once they reach the IRS annual pre-tax contribution limit for the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on these contributions. The participant’s entire benefit from the Plan is provided from the participant’s vested account balance.

Rollovers

Eligible employees are permitted to contribute eligible rollover distributions into the Plan, including direct rollovers.

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately 100% vested. Company contributions and earnings thereon are 100% vested after two years of service. Vesting in Company contributions can occur as of an earlier date upon a participant’s death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, participants who die while performing qualified military service become fully vested in their Company contributions (and earnings) in the Plan.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or offset future Company contributions. The amount of forfeitures used to offset Company contributions was $.2 million for the year ended December 31, 2016. The amount of forfeitures used to pay administrative expenses of the Plan was $.2 million for the year ended December 31, 2016. The amounts of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2016 and December 31, 2015 were $.8 million and $.5 million, respectively.

Payment of Benefits

Participants generally may withdraw or make rollover contributions from their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants

Participants have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance at the time the loan is made and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is established as of the first day of each plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus 1%. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten, or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses

Investment management fees and certain administrative expenses are paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time, subject to applicable laws and regulations. In the event of Plan termination, each affected participant would become 100% vested in his or her Company contributions and all of the assets in participant accounts would be distributed to the participants (or their beneficiaries).

2.                     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

There were no recently issued accounting standards applicable to the Plan.

Risks and Uncertainties

The Plan’s assets are invested at participants’ discretion in various investment fund options available under the Plan. The value, liquidity, and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds, as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets. It is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

Investment Contracts

Fully benefit-responsive investment contracts are measured at contract value in the Statements of Net Assets Available for Benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Refer to Note 3, “Investment Contracts,” for more information.

Valuation of Investments

Fully benefit-responsive investment contracts are reported at contract value. Investments measured using net asset value (“NAV”) as a practical expedient are reported at fair value. Refer to Note 4, “Fair Value Measurements,” for more information.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance would be reduced and a benefit payment would be recorded.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s fiscal year.

Net appreciation in the fair value of investments includes gains and losses on investments bought, sold and held during the year, and is reported in the Statement of Changes in Net Assets Available for Benefits.

Contributions

Participant and employer contributions are recorded on an accrual basis. Employer contributions are reported net of forfeiture credits used to offset contributions.

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid.

Evaluation of Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

3.                     Investment Contracts

Included in the Plan’s investments is a fixed income fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest).  Included in the fixed income fund are synthetic GICs, which are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by the fund. Also included in the fixed income fund, is a separate account GIC, which is a GIC backed by segregated assets held in a separate account owned by the contract issuer.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of equity wash provisions; (3) any early retirement program, group termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal of assets from the Plan; and (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any event that would limit the Plan’s ability to transact with participants at contract value is probable.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31,
(In millions)	2016	2015
Synthetic GICs	$102.8	$105.7
Separate account GIC	5.0	4.9
Total contract value, end of year	$107.8	$110.6

4.                     Fair Value Measurements

Certain plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1             Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2             Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3             Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan recognizes transfers of assets or liabilities between fair value hierarchy levels at the end of the reporting period in which the transfers occur. There were no transfers of assets or liabilities between fair value hierarchy levels during the year ended December 31, 2016.

The following is a description of the valuation methodologies and investment strategies used for assets measured at fair value:

•            Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•            Money market funds:  Valued at quoted market prices, which represent the NAV of shares held at year end.

•            Self-directed brokerage accounts: Non-interest-bearing cash is valued at NAV. Mutual funds, including the money market fund, are valued at quoted market prices, which represent the NAV of shares held at year end.

•            Collective investment trusts: Valued at NAV per unit as a practical expedient. The funds offered by the Plan have different saving objectives, including growth, income, inflation, and targeted retirement date funds. These investments are redeemable daily and settle within three days with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

The following table sets forth Plan investments measured at fair value as of December 31, 2016:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$184.2	$184.2	$–	$–
Money market funds	6.1	6.1	–	–
Self-directed brokerage accounts	58.1	58.1	–	–
Total investments in the fair value hierarchy	$248.4	$248.4	$–	$–
Collective investment trusts(1)	455.6
Investments at fair value	$704.0

(1) Investments that are measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

The following table sets forth Plan investments measured at fair value as of December 31, 2015:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$182.3	$182.3	$–	$–
Money market funds	7.2	7.2	–	–
Self-directed brokerage accounts	49.4	49.4	–	–
Total investments in the fair value hierarchy	$238.9	$238.9	$–	$–
Collective investment trusts(1)	425.0
Investments at fair value	$663.9

(1) Investments that are measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

5.                     Related Party Transactions and Party in Interest Transactions

The Plan invests in shares of short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian, Trustee, and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party in interest transactions. As of December 31, 2016 and 2015, the market value of investments in funds managed by FMTC was $45.9 million and $42 million, respectively.

The Plan also invests in collective investment trusts issued by BlackRock and Aon Hewitt, who are investment managers of funds offered by the Plan. As of December 31, 2016 and 2015, the market value of investments in funds managed by BlackRock was $390.6 million and $318.5 million, respectively. As of December 31, 2016 and 2015, the market value of investments in funds managed by Aon Hewitt was $145.8 million and $159.9 million, respectively.

The Plan has a Company Unitized Stock Fund, a fund that, in addition to cash, primarily invests in Company common stock. The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to these investments qualify as party in interest transactions. As of December 31, 2016 and 2015, the market value of investments in Company common stock was $184.2 million and $182.3 million, respectively. During the year ended December 31, 2016, the Plan purchased and sold Company common stock totaling $23.3 million and $42.4 million, respectively.

The Company Unitized Stock Fund has a daily line of credit feature administered by FMTC. FMTC received an exemption from the Department of Labor (“DOL”) from ERISA prohibited transaction rules allowing credit line interest costs to be paid by the Company Unitized Stock Fund. As of December 31, 2016, the amount of borrowed funds from these credit lines was $.5 million and was included in “Other payables” in the Statements of Net Assets Available for Benefits. No borrowed funds were outstanding as of December 31, 2015. Interest costs paid by the Unitized Stock Fund were immaterial for the year ended December 31, 2016, and were included in “Administrative expenses” in the Statement of Changes in Net Assets Available for Benefits.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

6.                     Tax Status

The Plan received a determination letter dated July 2015 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and tax-exempt.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that, as of December 31, 2016 and December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

7.                     Concentration of Credit Risk

Included in the Plan’s investments is a fixed income fund in which the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fixed income fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Plan, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with insurance companies or financial institutions. Although the Plan may be exposed to losses in the event of nonpayment by insurance companies or financial institutions, it does not anticipate such losses.

8.                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
(In millions)	2016	2015
Net assets available for benefits per the financial statements	$829.1	$793.5
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	.9
Net assets available for benefits per the Form 5500	$829.1	$794.4

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

(In millions)	2016
Net increase in net assets available for benefits per the financial statements	$35.6
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(.9)
Net increase in net assets available for benefits per the Form 5500	$34.7

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-15
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 71,717(1)	–	$ 71,717(1)	–	–

(1) In 2013, 2014, 2015, and 2016, certain participant contributions were not paid to the Plan’s trust within the time period prescribed by DOL Regulation Section 2510.3-102(b). Although the Company intended to correct these by the end of each applicable year, corrections were not made until 2016.  Late contributions and interest were paid to the Plan’s trust in 2016, and the record keeper allocated these amounts to the applicable participants’ accounts.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents
*	Fidelity Institutional Money Market Government Portfolio	Mutual fund		$5.7
	JPMorgan U.S. Government Money Market Fund	Mutual fund		.4
	Total			6.1

* Self-directed Brokerage Accounts		Noninterest-bearing cash, money market fund, and mutual funds		58.1

Separate Account Guaranteed Investment Contract
	Voya	Contract 060328, Stepped maturity, 1.52%		5.0

Synthetic Guaranteed Investment Contracts
	Voya Retirement Insurance and Annuity Company (Contract MCA-60247)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		1.6
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		2.4
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		4.9
*	BlackRock Commercial Mortgage-Backed Index Fund	Collective fixed income fund		.7
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		7.8
*	BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund		3.5
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		6.3
	Wrap contract			.1
	Total			27.3

	Transamerica Premier Life Insurance (Contract MDA01159TR)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		1.5
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		2.2
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		4.4
*	BlackRock Commercial Mortgage-Backed Index Fund	Collective fixed income fund		.6
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		6.9
*	BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund		3.1
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		5.5
	Wrap contract			.0
	Total			24.2

	Prudential (Contract GA 62338)
	Prudential Core Conservative Intermediate Bond Fund	Collective fixed income fund		21.9
	Wrap contract			.0
	Total			21.9

	Pacific Life Insurance Company (Contract G-27553.01.0001)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund		7.8
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		6.5
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		5.3
*	BlackRock Commercial Mortgage-Backed Index Fund	Collective fixed income fund		.7
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		2.3
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		6.8
	Wrap contract			.0
	Total			29.4

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

(Dollars in millions)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Total fair market value of underlying assets, synthetic guaranteed investment contracts			102.8

Common stock
*	Avery Dennison Corporation	Common stock, 2,622,775 shares		184.2

Collective Investment Trusts
*	Aon Hewitt Growth Fund	Collective investment trust		134.3
*	Aon Hewitt Income Fund	Collective investment trust		8.2
*	Aon Hewitt Inflation Strategy Fund	Collective investment trust		3.3
*	LifePath® Index Retirement Non-Lendable Fund G	Collective investment trust		21.4
*	LifePath® Index 2020 Non-Lendable Fund G	Collective investment trust		58.1
*	LifePath® Index 2025 Non-Lendable Fund G	Collective investment trust		44.6
*	LifePath® Index 2030 Non-Lendable Fund G	Collective investment trust		63.6
*	LifePath® Index 2035 Non-Lendable Fund G	Collective investment trust		36.4
*	LifePath® Index 2040 Non-Lendable Fund G	Collective investment trust		38.6
*	LifePath® Index 2045 Non-Lendable Fund G	Collective investment trust		15.7
*	LifePath® Index 2050 Non-Lendable Fund G	Collective investment trust		19.4
*	LifePath® Index 2055 Non-Lendable Fund G	Collective investment trust		12.0
	Total			455.6

Total investments, at fair value				$811.8

*	Notes receivable from participants	Interest rates ranging between 4.25% - 9.5%, with varying maturities through 2031		17.5

*      Indicates party in interest to the Plan for which a statutory exemption exists.

**    Cost information is not required under ERISA for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 14, 2017	By:	/s/ Mark Alders

Mark Alders
Vice President, Total Rewards
Avery Dennison Corporation